 Exhibit 99.4
Notice of 2025 annual meeting of common shareholders
and notice of availability of meeting materials

You are receiving this notice as a common shareholder of The Toronto-Dominion Bank.

It is very important that you read the circular carefully before voting your shares.
What the meeting is about:
1.	Receiving the financial statements for the year ended October 31, 2024, and the auditor’s report on the statements	Page 10 of the circular
2.	Electing directors	Page 10 of the circular
3.	Appointing the auditor	Page 10 of the circular
4.	Considering an advisory resolution on the approach to executive compensation disclosed in the circular	Page 11 of the circular
5.	Considering certain shareholder proposals	Page 12 of the circular
The meeting may also consider other business that properly comes before it.

NOTICE OF MEETING
WHEN Thursday, April 10, 2025, 9:30 a.m. (Eastern time)

WHERE
In-Person Attendees:
Design Exchange, TD Centre
234 Bay Street
Toronto, Ontario, M5K 1B2
Virtual Attendees:
At https://meetings.lumiconnect.com/400-626-
742-975
Password: td2025 (case sensitive)
Meeting details and any changes to the format of our meeting will be made available in advance of the meeting at:
www.td.com/annual-meeting/2025 and on
SEDAR+ at www.sedarplus.ca.
Please be sure to check in from time to time.

Notice-and-access
As permitted by Canadian securities regulators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using notice-and-access to deliver our management proxy circular (circular) for our annual meeting to both registered and non-registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders. This means that the circular and annual report (meeting materials) are being posted online for you to access, rather than being mailed out. This notice includes information on how to access the meeting materials online and how to request a paper copy. Notice-and-access helps reduce printing and postage costs and contributes to the protection of the environment by reducing paper and energy use.
You will find enclosed with this notice, a form of proxy or a voting instruction form that you can use to vote your shares (see “Voting” below).
Where you can access the meeting materials
TD’s Website	TSX Trust Company	SEDAR+	EDGAR
TD.com	www.meetingdocuments.com/TSXT/TD	sedarplus.ca	www.sec.gov/edgar.shtml

Voting
Please note that you cannot vote by returning this notice.
There are several ways you can vote your shares before the meeting:
•
If you are a registered shareholder, you can vote online, by phone, by email (unless you hold your shares via the Direct Registration System in the U.S.), or by mail. Your transfer agent must receive your vote before 9:30 a.m. (Eastern time) on April 8, 2025.

•
If you are a non-registered shareholder, you can vote online, by phone, or by mail. Your intermediary must receive your voting instructions by 9:30 a.m. (Eastern time) on April 7, 2025, one business day before the proxy deposit deadline, which is April 8, 2025.

Please refer to the detailed instructions on the enclosed proxy or voting instruction form, or in the section of the circular entitled “How to Vote”, on how to vote using these methods.
You may also vote during the meeting (whether attending in person or online). Even if you plan on attending the meeting, you are encouraged to vote in advance in the event you can no longer attend. You may still recast your vote at the meeting.
If you wish to attend and vote online at the meeting, there are additional steps you must take. Please follow the instructions in the section of the circular entitled “How to Vote”.
QUESTIONS MAY BE DIRECTED TO THE
PROXY SOLICITATION AGENT:
North America Toll Free:
1-877-452-7184
Calls Outside North America:
416-304-0211
Email:
assistance@laurelhill.com

How to request a paper copy of the meeting materials
Upon request, we will provide a paper copy of the meeting materials, to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR+. Here is how you can request a paper copy.
>Before the Meeting
At www.meetingdocuments.com/tsxt/td/ or call 1-888-433-6443 (toll free in Canada and the United States)
Please note that you will not receive another form of proxy or voting instruction form; please retain your current one to vote your shares.
>After the Meeting
Call 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801
If your request is made before April 10, 2025 (the date of the meeting), the meeting materials will be sent to you within three business days of receipt of your request. If the request is made on or after April 10, 2025, the meeting materials will be sent to you within ten calendar days of receiving your request.
To ensure receipt of the paper copy in advance of the voting deadline and meeting date, we encourage you to submit your request as early as possible. While we cannot guarantee mailing timelines, we recommend that your request be submitted no later than 4:45 p.m. (Eastern time) on April 3, 2025 (this factors the three business day period for processing requests as well as typical mailing times).
If you have any questions regarding this notice, notice-and-access or the meeting, please call 1-888-433-6443 (toll free in Canada and the United States)

Shareholders are encouraged to vote well in advance of the proxy voting deadline of
9:30 a.m. (Eastern Time) on April 8, 2025.